UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Press Release

Voluntary statement around 2018 and 2019 tax guidance

Zurich, February 6, 2019 – Credit Suisse is in the process of finalizing its financial results for the year ended 31st December 2018. We would expect these results to include an effective tax rate (“ETR”) for the Group estimated at approximately 40%, including an adverse impact of approximately 2% for the full year 2018 from our assessment of the draft US regulations for the Base Erosion Anti-Abuse Tax ("BEAT"). This compares to a tax rate of 38.9% for the third quarter of 2018 and 36.8% for the first nine months of the year. While the BEAT rules are still subject to final clarification, Credit Suisse now believes that it is more likely than not that the Group will be subject to this tax for 2018. With respect to 2019, Credit Suisse’s latest assessment of the draft BEAT regulations is that this will also result in an increase of approximately 2% with a consequent ETR for 2019 estimated at 30%.
We would note that the regulations clarifying the application of the BEAT are still in draft form. Therefore the assessment of whether Credit Suisse is liable for this tax, both in 2018 and in 2019, and the size of this liability, remains subject to the final publication of these rules.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45‘560 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at  www.credit-suisse.com.

Disclaimer
Credit Suisse has not finalized its 2018 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information for the full year 2018 that affects information contained in this Media Release is subject to completion of year-end procedures, which may result in changes to that information. Estimates are based on currently available information and beliefs, expectations and opinions of Credit Suisse as of the date hereof. Actual results may differ from any estimates.

Press Release February 6, 2019 Page 2/2

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives, ambitions, targets or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility and interest rate fluctuations and developments affecting interest rate levels;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
•
the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;

•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	the risk of cyber-attacks on our business or operations;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
•	the potential effects of proposed changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Federica Pisacane Rohde
Federica Pisacane Rohde
Date: February 6, 2019		Vice President